

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

<u>Via E-mail</u>
Mr. Eran Gilad
Chief Financial Officer
Silicom, Ltd.
8 Hanagar Street
Kfar Sava 44000, Israel

   Re: Silicom, Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2011
      Filed March 20, 2012
      Form 6-K filed October 22, 2012
      File No. 000-23288

Dear Mr. Gilad:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kathleen Collins

         Kathleen Collins
         Accounting Branch Chief